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                                                                     EXHIBIT 3.1


                            CERTIFICATE OF AMENDMENT

                                     TO THE

                              AMENDED AND RESTATED

                          CERTIFICATE OF INCORPORATION

                                       OF

                              ALTRA HOLDINGS, INC.

         Altra Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

         1. The name of the Corporation is Altra Holdings, Inc. The Corporation was originally formed as CPT Acquisition Corp. on October 20, 2004 and changed its name to Altra Holdings, Inc. pursuant to amendments to its certificate of incorporation filed on November 16, 2004 and November 19, 2004.

         2. The Corporation filed an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on November 30, 2004 (the "Certificate of Incorporation").

         3. The following amendment to the Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         4. Paragraph A of Article IV of the Certificate of Incorporation of the Corporation is hereby amended to add the following paragraph immediately after the second paragraph of Article IV:

         "Upon the filing of this Certificate of Incorporation with the Delaware Secretary of State (the "EFFECTIVE DATE"), each two shares of the Common Stock of the Corporation issued and outstanding shall be reclassified and combined into one (1) share of Common Stock of the Corporation. There shall be no fractional shares issued. Stockholders who otherwise would be entitled to receive fractional shares shall be entitled to receive a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the price per share of the Common Stock in the initial public offering of the Common Stock; provided, however, that in the event that the initial public offering of the Common Stock does not occur within ten (10) business days after the Effective Date, the Board of Directors shall determine the fair market value of one share of Common Stock as of the Effective Date for purposes of such cash payment. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefore as described herein."

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         5. Paragraph B(4)(b) of Article IV of the Certificate of Incorporation
of the Corporation is hereby amended and restated in its entirety as set forth below:

         "AUTOMATIC CONVERSION. Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, or (ii) the date specified by written consent or affirmative vote of the holders of an aggregate of more than 50% of the then outstanding shares of the Series A Preferred Stock."


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         THIS AMENDMENT TO THE CERTIFICATE OF INCORPORATION is executed as of this ____ day of __________, 2006.


                                        ALTRA HOLDINGS, INC.



                                        By:____________________________________
                                             Michael L. Hurt
                                             Chief Executive Officer


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